July 24, 2006

Babette Cooper
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington D.C., 20549-7070

Re:	Marwich II, Ltd.
Item 4.01 Form 8-K Filed July 3, 2006
File No. 0-51354

Dear Ms. Cooper:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Marwich II, Ltd. (the “Company”) dated July 12, 2006.

For your convenience, we have included the Staff's comment in italics before the Company's response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Staff Comment.

Disclose whether the former auditor’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

Response:

We have amended our Report on Form 8-K filed on July 3, 2006, to clarify that the former auditor’s report for the past two years did not contain an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles controls and procedures. We have obtained and filed with the amended Report on Form 8-K an updated Exhibit 16 letter from Miller and McCollom, the Company’s former accountants, which states that they agree with the Company’s disclosure.

Ms. Babette Cooper
Staff Accountant
U.S. Securities and Exchange Commission
July 24, 2006

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko, Company counsel, at (415) 955-8900.

Sincerely,

MARWICH II, LTD.

/s/ William J. Maender
William J. Maender
Chief Financial Officer

Enclosures
cc: Alisande M. Rozynko
Crone Rozynko, LLP